SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 January 2009

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 14 January 2009 re: Holding(s) in Company

For filings with the FSA include the annex For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: LLOYDS TSB GROUP

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other - Variation of Issued Share Capital______________ X

3. Full name of person(s) subject to notification obligation: AXA S.A. 25 AVENUE MATIGNON 75008 PARIS AND ITS GROUP OF COMPANIES
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different): 13/01/2009
6. Date on which issuer notified: 14/01/2009
7. Threshold(s) that is/are crossed or reached: 5%

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares Direct	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
0870612	299,763,659	299,763,659	68,115,875	68,115,875	231,647,784	0.79	2.70

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
299,763,659	3.50%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Name of the Company/Fund	Number of Shares	% of issued share capital

Alliance Capital Management Direct	4,335,600.00	0.05059

AXA Direct	12,254,338.00	0.14300

AXA Australia Indirect	58,200.00	0.00068

AXA Colonia Konzern Direct	31,454.00	0.00037

AXA Financial Inc Indirect	214,486,192.00	2.502899468

AXA Framlington Indirect	6,458,673.00	0.08

AXA France Indirect	3,895,422.00	0.045456771

AXA IM UK Direct	40,197,045.00	0.46907058

AXA IM UK Indirect	1,675,845.00	0.019555905

AXA Rosenberg Direct	2,079,039.00	0.024260889

AXA Rosenberg Indirect	5,073,452.00	0.059203533

AXA Winterthur Direct	9,217,790.00	0.107564974

Sun Life International (IOM) Ltd Direct	609.00	0.00001

Total Direct	68,115,875	0.79486
Total Indirect	231,647,784	2.70316
TOTAL	299,763,659	3.49803

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14 Contact name:	KYERE TABIRI
15. Contact telephone number:	020 7003 1510

For notes on how to complete form TR-1 please see the FSA website.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  14 January 2009